DXI Energy Provides Woodrush BC Project Update
2017 Program Targets Oil Production & Land Acquisition

VANCOUVER, BRITISH COLUMBIA, December 15, 2016 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB: DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia, today announced its multi-phase plan to expand both production and landholdings at the Woodrush Project.

Woodrush Project Background

The Woodrush Project encompasses 14,444 net acres with 14 wells (3 oil and gas, 10 natural gas and one injector). DXI is the operator and owns 99% of the Project that is currently producing 315 BOEPD (30% oil). On a historical basis, $13 million has been invested in production facilities and related pipelines. Further, since commencement of production in 2008, Woodrush has generated well over $60 million in gross revenues from the sale of oil, gas, NGL’s, and sulphur, with net profits after royalties and field operating expenses, of approximately $28 million.

Phase 1: Growth and Sustainability

The Company will immediately implement a remedial program at Woodrush designed to improve daily oil production to the 200 BOPD range. The program will consist of the following:

  Stimulate the b-100 oil well to improve well productivity;
  Install a pumpjack in the southern field injector and re-configuring the “sweep” pattern of the current waterflood, and
  Acidize the northern water injector to increase water injectivity.

Phase 2: Long-term Value

Furthermore, given continued improvement in the commodity markets, the Company intends to drill three (3) new “lower risk” exploratory wells at Woodrush to test for Halfway oil and Gething gas on current and associated new leaseholds. This program is projected to increase daily production by an average 450 BOEPD on a fully risked basis. The Company is presently negotiating to secure the capital to pursue the proposed drilling program in Q1 & Q2 2017 on terms acceptable to the Company.

About DXI ENERGY INC.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin (28,164 net acres) and the Peace River Arch region in British Columbia (14,444 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
DXI Energy Inc.
Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations- New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com